TERM LOAN AGREEMENT
Dated as of December 17, 2010

CRI Hotel Income of Minnesota, LLC, a Delaware limited liability company (the

"Borrower"), located at 11200 Rockville Pike, Suite 500, Rockville, MD 20852, and Franklin

National Bank of Minneapolis, a national banking association (the "Bank"), located at 525

Washington Avenue North, Minneapolis, MN 55401, agree as follows:

ARTICLE I.

DEFINITIONS

Section 1.1   Certain Definitions. As used in this Agreement the following terms shall

have the following meanings (such meanings to be equally applicable to singular and plural

forms of the terms defined):

    (a)   "Affiliates" means any of the following Persons:

      (i)   any member of the Borrower; or

      (ii)   any Subsidiary and any company in which any Person described

above owns a 5% or greater equity interest.

    (b)   "Business Day" means any day other than a Saturday, Sunday or a public

holiday or the equivalent under the laws of the State of Minnesota or the United States of

America.

    (c)   "Cash Flow Coverage Ratio" for any time period means a ratio the

numerator of which is the sum of the Borrower's net income during that period plus

interest (including any interest component of any equipment lease payment),

depreciation, amortization and income, franchise and alternative minimum tax expense

during that period and the denominator of which is the sum of interest expense (including any interest component of any equipment lease payment) during that period plus that portion of the principal of the Borrower's Debt coming due during that period.

(d)   "Debt" means (i) indebtedness for borrowed money or for the deferred purchase price of property or services other than unsecured trade payables, (ii) obligations as lessee under leases that have been or should be, in accordance with generally accepted accounting principles, recorded as capital leases, (iii) obligations under direct or indirect guaranties in respect of, and obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness or obligations of others of the kinds referred to in clause (i) or (ii) above, and (iv) liabilities in respect of unfunded vested benefits under plans covered by Title IV of ERISA.

(e)   "Excess Cash Flow" means, in any month, (i) the Borrower's gross revenues during the immediately preceding month (the "Measurement Month"), *less* (ii) all expenses (other than depreciation and amortization expenses) during the Measurement Month, *less* (iii) all principal payments paid or payable on the Borrower's Debt during the Measurement Month, *less* (iv) tax escrow payments made during the Measurement Month unless already included in expenses during that Measurement Month, *less* (v) all amounts paid into the building maintenance reserve under Section 5.1(h) (other than the initial $75,000.00 paid under that Section) during the Measurement Month (but in no event less than 3.0% of gross revenues during the Measurement Month), and *less* (vi) if Excess Cash Flow was less than zero in the month preceding the Measurement Month, the amount (expressed as a positive number) of such deficiency.

(f)   "Event of Default" means one of the events specified in Section 6.1.

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(g)   "Lease" means the lease dated June 22, 2009 between CRI Hotel Income

Partners, L.P., as lessor, and Asian Mill, Inc., as lessee, with respect to a portion of the

Mortgaged Property, as assigned to and assumed by the Borrower, as such lease may be

modified, amended, renewed, assigned by lessee or terminated from time to time

(provided that no such modification, amendment or renewal may materially extend the

term of the Lease or materially reduce the rent payable under the Lease without the prior,

written consent of the Bank).

(h)   "Loan Documents" means this Agreement, the Note, the Security

Agreement, the Mortgage and all other documents to be executed in connection with this

Agreement.

(i)   "Mortgage" is defined in Section 3.1(c).

(j)   "Mortgaged Property" is defined in Section 3.1(c).

(k)   "Note" means the Note described in Section 2.2.

(l)   "Permitted Encumbrances" is defined in Section 5.2(a).

(m)   "Person" means an individual, corporation, limited liability company,

partnership, joint venture, trust or unincorporated organization or governmental agency or

political subdivision thereof.

(n)   "Subsidiary" means any entity of which more than 50% of the outstanding

equity interests having ordinary voting power to elect a majority of the Board of

Directors, Board of Governors or comparable governing body of such entity (irrespective

of whether or not at the time equity interests of such entity shall or might have voting

power upon the occurrence of any contingency) is at the time directly or indirectly owned

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by the Borrower, by the Borrower and one or more other Subsidiaries of the Borrower, or by one or more other Subsidiaries of the Borrower.

(o) "Term Loan" is defined in Section 2.1.

Section 1.2 Accounting and Other Terms. All accounting terms not specifically defined in this Agreement shall be construed in accordance with generally accepted accounting principles consistently applied as such principles may change from time to time. Other terms defined herein shall have the meanings ascribed to them herein.

Section 1.3 Reserve and Escrow Accounts. All reserve and escrow accounts maintained by the Borrower with the Bank pursuant to this Agreement shall bear interest at the rates quoted from time to time by the Bank to the Borrower. Accrued interest on such accounts shall be paid to the Borrower on a quarterly basis in the absence of an Event of Default that has occurred and is continuing. All such accounts shall be released by the Bank to the Borrower upon payment in full of the Note.

ARTICLE II.

TERM LOAN

Section 2.1 Commitment for Term Loan. The Bank hereby lends to the Borrower, and the Borrower hereby borrows from the Bank, the amount of $3,500,000.00 (the "Term Loan").

Section 2.2 The Note. The Term Loan shall be evidenced by a promissory note (the "Note") that is in substantially the form of Exhibit A attached hereto and is delivered to the Bank pursuant to Article III.

Section 2.3 Interest and Payments. The Borrower shall repay, and shall pay interest on, the aggregate unpaid principal amount of the Term Loan in accordance with the Note, except that after and during the continuance of an Event of Default the Borrower shall pay interest at an

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annual rate equal to 2.0% in excess of the rate of interest otherwise provided under the Note. Any monthly installment payment required under the Note (but excluding any balloon payment due at the maturity of the Note) that is not paid within 10 days after its due date shall accrue an additional charge equal to 5.0% of that payment. All payments of principal, interest and fees under this Agreement shall be made when due to the Bank in immediately available funds. All computations of interest shall be made by the Bank on the basis of the actual number of days elapsed in a year of 360 days. Whenever any such payment shall be due on a non-Business Day, such payment shall be made on the next succeeding Business Day, and such extension of time shall be included in the computation of interest or fees, as the case may be. The Bank is expressly authorized to charge any principal or interest payment, when due, to Borrower's demand deposit account maintained at the Bank, or, if that account shall not contain sufficient funds, to any other account maintained by the Borrower at the Bank.

Section 2.4   Voluntary Prepayment. The Borrower may prepay the Note in whole or in part; provided, however, that (i) any prepayment of the Note shall be applied to principal installments of the Note in the inverse order of their maturities, (ii) any prepayment prior to the first anniversary date of this Agreement shall be accompanied by a prepayment fee equal to 3.0% of the principal amount prepaid and (iii) any prepayment between the first anniversary date and the second anniversary date of this Agreement shall be accompanied by a prepayment fee equal to 2.0% of the principal amount prepaid. Any prepayment made after the second anniversary date of this Agreement, and any prepayment made with the proceeds from an insured loss or condemnation of all or a portion of the Mortgaged Property or the Collateral (as defined in the Security Agreement), shall not be subject to any prepayment fee. Any payment made within 10 days prior to the due date for that payment shall not be considered a prepayment.

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Section 2.5   Use of Proceeds. The proceeds of the Term Loan shall be used to (i)

satisfy in full an existing mortgage on the Mortgaged Property, (ii) fund the $325,000.00

payment reserve under Section 2.6, (iii) fund the initial $75,000.00 building maintenance reserve

under Section 5.1(h) and (iv) fund the $350,000.00 environmental remediation escrow under

Section 3.1(g).

Section 2.6   Payment Reserve. The Borrower will maintain on deposit with the Bank

at all times a payment reserve account of not less than $325,000.00 in which only the Bank holds

a security interest. The Bank may apply any amounts in such reserve account to any payment

required under the Note that is not timely made. After such an application by the Bank, the

Borrower shall replenish such reserve account to the full required amount within 10 days after

demand by the Bank.

ARTICLE III.

CONDITIONS OF LENDING

Section 3.1   Conditions Precedent to Term Loan Advance. The Bank shall have no

obligation to make the Term Loan unless the Bank shall have received on or before the date of

disbursement the following documents:

(a)   The Note, properly executed and delivered on behalf of the Borrower.

(b)   A security agreement (the "Security Agreement"), in a form acceptable to

the Bank, properly executed and delivered on behalf of the Borrower, granting to the

Bank a security interest in all of the Borrower's inventory, accounts, equipment, general

intangibles and other property described therein as security for the performance of the

Borrower's obligations under this Agreement and the Note, together with any UCC-1

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Financing Statement or other document deemed necessary or desirable by the Bank to perfect the security interest granted by the Security Agreement.

(c)   A mortgage (the "Mortgage") in a form satisfactory to the Bank, mortgaging to the Bank the Mortgaged Property (as defined in the Mortgage).

(d)   A certified copy of the resolutions of the Managers of the Borrower, approving the execution and delivery of the Loan Documents to which it is a party and approving all other matters contemplated by this Agreement.

(e)   A certificate by the Secretary or any Assistant Secretary of the Borrower certifying the names of the officer or officers of the Borrower authorized to sign the Loan Documents to which it is a party, together with a sample of the true signature of such officer.

(f)   Favorable opinion of counsel to the Borrower in a form and as to such matters as the Bank may request.

(g)   Confirmation that the Borrower has deposited with the Bank an environmental remediation escrow of not less than $350,000.00 in an account in which only the Bank holds a security interest. Such escrow funds may be applied by the Bank or the Borrower from time to time to complete environmental remediation actions with respect to the Mortgaged Property required by the Minnesota Pollution Control Agency or other governmental agency.

In addition, the Bank shall have no obligation to make the Term Loan if on or before the date of disbursement, any event has occurred and is continuing, or will result from such Term Loan, that constitutes an Event of Default or would constitute an Event of Default but for the requirement that notice be given or time elapse or both.

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ARTICLE IV.

REPRESENTATIONS AND WARRANTIES

Section 4.1   Representations and Warranties of the Borrower. To induce the Bank to make the Term Loan, the Borrower represents and warrants as follows:

(a)   Existence of Borrower. The Borrower is a limited liability company duly formed, validly existing and in good standing under the laws of the state indicated at the beginning of this Agreement. The Borrower has not, in the past five years, operated under any name, including any trade name or assumed name, other than the name indicated at the beginning of this Agreement.

(b)   Authority to Execute. The execution, delivery and performance by the Borrower of the Loan Documents to which it is a party are within the Borrower's company powers, have been duly authorized by all necessary company action, do not, and, to the Borrower's knowledge, will not, conflict with any provision of law or of the charter or bylaws of the Borrower or of any agreement or contractual restriction binding upon or affecting the Borrower or any of its property, and need no further equity holder or creditor consent.

(c)   Binding Obligation. This Agreement is, and the other Loan Documents when delivered hereunder will be, legal, valid and binding obligations of the Loan Parties enforceable against such Persons in accordance with their respective terms.

(d)   Governmental Approval. No consent of, or filing with, any governmental authority is required on the part of the Borrower in connection with the execution, delivery or performance of any Loan Documents.

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(e)   Litigation. No litigation or governmental proceeding is pending or, to the Borrower's knowledge, threatened, against the Borrower that may have a materially adverse effect on the financial condition or operations of the Borrower.

(f)   Title to Assets. The Borrower has good and marketable title to all assets used in connection with its trades or businesses, and none of such assets is subject to any mortgage, pledge, lien, security interest or encumbrance of any kind, except for current taxes not delinquent and purchase money liens on, and leases of, equipment, and except as has been disclosed in writing to the Bank contemporaneously with this Agreement.

(g)   Taxes. The Borrower has filed all federal and state income tax returns that are required to be filed, and has paid all taxes shown on such returns to be due and all other tax assessments received by it to the extent that such assessments have become due.

(h)   ERISA. No plan (as that term is defined in the Employee Retirement Income Security Act of 1974 ("ERISA")) of the Borrower (a "Plan") that is subject to Part 3 of Subtitle B of Title 1 of ERISA had an accumulated funding deficiency (as such term is defined in ERISA) as of the last day of the most recent fiscal year of such Plan ended prior to the date hereof, or would have had such an accumulated funding deficiency on such date if such year were the first year of such Plan, and, to the Borrower's knowledge, no material liability to the Pension Benefit Guaranty Corporation has been, or is expected by the Borrower to be, incurred with respect to any such Plan. To the Borrower's knowledge, no Reportable Event (as defined in ERISA) has occurred and is continuing in respect to any such Plan.

(i)   Defaults. The Borrower is not in default in the payment of principal or interest on any indebtedness for borrowed money and, to the Borrower's knowledge, is

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not, in default under any instrument or agreement under or subject to which any indebtedness for borrowed money has been issued, and, to the Borrower's knowledge, no event has occurred and is continuing that, with or without the lapse of time or the giving of notice, or both, constitutes or would constitute an event of default by the Borrower under any such instrument or agreement or an Event of Default hereunder.

(j)   Subsidiaries. The Borrower has no Subsidiaries.

(k)   Regulation U. The Borrower is not engaged in the business of extending credit for the purpose of purchasing or carrying margin stock (within the meaning of Regulation U issued by the Board of Governors of the Federal Reserve System), and no proceeds of the Term Loan will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock

(l)   Conduct of Business. The only business of the Borrower is the ownership of the Mortgaged Property, the operation of a hotel on the Mortgaged Property and the leasing of a portion of the Mortgaged Property pursuant to the Lease.

ARTICLE V.

COVENANTS OF THE BORROWER

Section 5.1   Affirmative Covenants. So long as the Note shall remain unpaid, the Borrower will, unless the Bank shall give its prior written consent:

(a)   Financial Reporting. Furnish to the Bank: (i) as soon as available and in any event within 30 days after the end of each month of each fiscal year of the Borrower, balance sheets of the Borrower as of the end of such month and statements of income and retained earnings of the Borrower for the period commencing at the end of the previous fiscal year and ending with the end of such month, certified by the chief financial officer

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of the Borrower; (ii) as soon as available and in any event within 90 days after the end of each fiscal year of the Borrower beginning in 2011, (A) a copy of the annual report for such year for the Borrower, containing financial statements for such year certified in a manner acceptable to the Bank by independent public accountants reasonably acceptable to the Bank and (B) a budget and projections prepared by the Borrower in a form reasonably acceptable to the Bank for the following fiscal year; (iii) promptly upon the sending or filing thereof copies of all public reports issued by the Borrower to any of its equity holders, to the Securities and Exchange Commission or to any national securities exchange; (iv) promptly upon the filing or receiving thereof, copies of all reports that the Borrower files under ERISA or that the Borrower receives from the Pension Benefit Guaranty Corporation if such report shows any material violation or potential violation by the Borrower of its obligations under ERISA; (v) such other information concerning the conditions or operations, financial or otherwise, of the Borrower as the Bank from time to time may reasonably request.

(b)   Visitation Rights. At any reasonable time and from time to time upon reasonable advance notice, permit the Bank or any agents or representatives thereof, to examine and make copies of and abstracts from the records and books of account of, and visit the properties of, the Borrower, and to discuss the affairs, finances and accounts of the Borrower with any of its officers or managers. The Borrower will reimburse the Bank for its reasonable costs and expenses of conducting such periodic examinations.

(c)   Notification of Default, Etc. Notify the Bank as promptly as practicable (but in any event not later than 5 Business Days) after the Borrower obtains actual knowledge of: (i) the occurrence of any event that constitutes an Event of Default or that

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would constitute an Event of Default with the passage of time or the giving of notice or both; or (ii) the commencement of any litigation or governmental proceedings of any type that could materially adversely affect the financial condition or business operations of the Borrower.

(d)   Compliance Certificate. At the time any financial statement is required to be provided to the Bank under this Agreement, the Borrower will provide to the Bank a certificate of the chief financial officer of the Borrower substantially in the form of Exhibit B attached hereto (appropriately completed). If that certificate shows that an Event of Default or any event that would constitute an Event of Default with the passage of time or the giving of notice or both, has occurred, the certificate shall state in reasonable detail the circumstances surrounding such event and action proposed by the Borrower to cure such event.

(e)   Keeping of Financial Records and Books of Account. Maintain proper financial records in accordance with generally accepted accounting principles consistently applied that fully and correctly reflect in all material respects all financial transactions and all assets and liabilities of the Borrower.

(f)   Cash Flow Coverage Ratio. Maintain as of the end of each fiscal quarter, for the four-quarter period then ended, a Cash Flow Coverage Ratio of not less than 1.25 to 1.

(g)   Maintenance of Insurance. Maintain such insurance with reputable insurance carriers as is normally carried by companies engaged in similar businesses and owning similar property, and name the Bank as loss payee on all policies insuring personal property in which the Bank has a security interest and provide the Bank with certificates of insurance evidencing its status as a loss payee. The loss payee

endorsement shall provide for payment to the Bank notwithstanding any acts or

omissions of the Borrower and shall require notice to the Bank 30 days prior to the

expiration or cancellation of the insurance.

(h)   Maintenance of Properties, Etc. Maintain and preserve all of its

properties, necessary or useful in the proper conduct of its business in good working

order and condition, ordinary wear and tear and damage from casualty and condemnation

excepted, provided that the Borrower may have a reasonable time to commence and

complete maintenance and repairs of its properties. The Borrower will maintain on

deposit with the Bank at all times a building maintenance reserve account of not less than

$75,000.00 in which only the Bank holds a security interest. In each month, the

Borrower shall deposit into such reserve account an amount of not less than 3.0% of its

gross revenues in the preceding month. From time to time, the Borrower may use the

amounts in excess of $75,000.00 in such reserve account to fund repairs to, and

maintenance and replacements of, the Mortgaged Property in the ordinary course of

business. The Borrower shall use its best commercially reasonable efforts to comply with

requests and directives of the Minnesota Pollution Control Agency's Voluntary

Investigation and Cleanup Program for the purpose of obtaining the following liability

assurances available under Minn. Stat. Ch. 115B with respect to the Mortgaged Property:

a No Further Action Letter or, in the alternative, if the source of existing contamination

of the Mortgaged Property is determined to be from another site, a No Association

Determination and/or an Off-Site Source Determination. Upon receipt of such

documentation from the Minnesota Pollution Control Agency in a form reasonably

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acceptable to the Bank or, if earlier, repayment of the Term Loan, the Bank will release to the Borrower any remaining balance in the environmental remediation escrow account established by the Borrower as described in Section 3.1(g).

(i)   Payment of Taxes. Pay all taxes, installments of assessments and governmental charges of any kind payable by it as such taxes, installments of assessments and charges become due and before any penalty shall be imposed, except as the Borrower shall contest in good faith and by appropriate proceedings providing such reserves as are required by generally accepted accounting principles. The Borrower may cause any assessments levied against the Mortgaged Property to be spread over the longest period allowed by applicable law. The Borrower will maintain on deposit with the Bank at all times a property tax reserve account in which only the Bank holds a security interest. On the date of this Agreement, the Borrower shall deposit in such reserve account an amount equal to two months' of current real estate taxes on the Mortgaged Property. By the last day of each month of each year, the Borrower will deposit in such reserve account an amount equal to not less than $1/12^{th}$ of the real estate taxes payable on the Mortgaged Property in that year. From time to time, the Borrower may use amounts in such reserve account in excess of two months' of current real estate taxes to fund the payment of real estate taxes on the Mortgaged Property.

(j)   Compliance with ERISA. Cause each benefits Plan to comply and be administered in accordance with those provisions of ERISA that are applicable to such Plan.

(k)   Maintenance of Accounts. Maintain its company bank accounts at the Bank except for such incidental accounts that reasonable business judgment requires to

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be maintained elsewhere, and either (i) keep collected demand deposit balances in such

accounts in the amount necessary to compensate the Bank for applicable activity charges

in such accounts, as calculated by the Bank and applied to such balances in a manner

consistent with all similar accounts or (ii) pay such activity charges on a monthly basis.

(l)   <u>Preservation of Company Existence, Etc.</u> Preserve and maintain its

separate company existence, rights, franchises and privileges in the jurisdiction of its

formation, and qualify and remain qualified, as a foreign company in each jurisdiction in

which such qualification is necessary or desirable in view of its business and operations

or the ownership of its properties. Without limiting the generality of the foregoing, the

Borrower will:

i.   not commingle its assets with assets of any other Person;

ii.   maintain separate records, books of account, bank accounts, financial statements, and accounting records and other entity documents apart from those of any other Person;

iii.   maintain an arm's length relationship with its Affiliates;

iv.   not maintain its assets in such a manner that it will be costly or difficult to segregate, ascertain or identify its individual assets from those of any other Person;

v.   not hold out its credit or assets as being available to satisfy the obligations of others;

vi.   hold itself out to the public as a legal entity separate and distinct from any other Person and conduct its business in its own name and strictly comply with all organizational formalities to maintain its separate existence;

vii.   correct any known misunderstanding regarding its separate identity;

viii.   maintain adequate capital in light of its contemplated business purpose, transactions and liabilities;

ix.   allocate fairly and reasonably any overhead for shared office space;

x.   use separate stationery, invoices and checks;

xi.   pay its own liabilities only out of its own funds;

xii.   not acquire obligations or securities of its Affiliates;

xiii.   not permit its Affiliates independent access to its bank accounts; and

xiv.   maintain a sufficient number of employees in light of the Company's contemplated business operations and pay the salaries of its own employees.

Section 5.2   Negative Covenants. So long as the Note shall remain unpaid, the Borrower will not, unless the Bank shall give its prior written consent:

(a)   Liens. Create or suffer to exist any mortgage, pledge, lien, security interest or other encumbrance with respect to any assets now owned or hereafter acquired by the Borrower except the following ("Permitted Encumbrances"): (i) existing encumbrances described in Section 4.1(f), (ii) encumbrances made in favor of the Bank, (iii) purchase money liens on, or leases of, equipment, furnishings, furniture and vehicles used solely in the operation of the Mortgaged Property and (iv) mechanic's liens and similar liens that the Borrower is contesting in good faith and by appropriate proceedings.

(b)   Debt. Create or suffer to exist any Debt except the Debt under this Agreement or the Note and Debt secured by liens permitted under Section 5.2(a).

(c)   Guaranties, Etc. Assume, guaranty, endorse or otherwise become liable upon the obligation of any Person except by endorsement of negotiable instruments for collection in the ordinary course of business.

(d)   Merger, Etc. Merge or consolidate with any other Person; sell, transfer, convey, lease or otherwise dispose of (whether in one transaction or in a series of transactions) all or a substantial portion of its assets (whether now owned or hereafter acquired) to any other Person.

(e)   Transactions with Affiliates. Engage in any transaction (including, without limitation, loans or financial accommodations of any kind) with any Affiliate, provided that such transactions are permitted if they are on terms no less favorable to the Borrower than would be obtainable if no such relationship existed.

(f)   Investments in Other Persons. Make any loan or advance to any Person, or purchase or otherwise acquire the equity interests, assets, or obligations of, or any other interest in, any other Person other than readily marketable direct obligations of the United States of America and deposits in commercial banks of recognized standing operating in the United States of America.

(g)   Change in Nature of Business. Make any material change in the nature of the business of the Borrower, taken as a whole, as carried on at the date hereof, acquire any material assets other than the Mortgaged Property or conduct any business of any type other than the operation of a hotel on the Mortgaged Property and activities ancillary thereto, and the leasing of a portion of the Mortgaged Property under the Lease.

(h)   Distributions, Etc. Purchase or redeem any of its equity interests, declare or pay any dividends or distributions (other than dividends or distributions payable in the form of equity interests in the Borrower) thereon, make any cash or property distribution to equity holders, or set aside any funds for such purpose, all in an aggregate amount exceeding in any month the Excess Cash Flow during that month.

ARTICLE VI.

DEFAULT

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Section 6.1   Events of Default. "Events of Default" in this Agreement means any of

the following events:

(a)   Failure of the Borrower to pay the principal of the Note when due or, if

payable on demand, upon demand;

(b)   Failure of the Borrower to pay any interest or fees required to be paid

hereunder or under the Note when due;

(c)   Any representation or warranty made by, or on behalf of, the Borrower in,

or pursuant to, any Loan Document shall prove to have been incorrect in any material

respect when made or the Borrower shall dispose of any collateral described in the

Security Agreement or Mortgage in violation of the Security Agreement or Mortgage;

(d)   Default in performance of any other covenant or agreement of the

Borrower in, or pursuant to, any Loan Document and continuance of such default for a

period of 30 days after written notice thereof to such Person by the Bank;

(e)   The Borrower shall generally not pay its debts as such debts become due

(after the expiration of any applicable grace periods), or shall admit in writing its inability

to pay its debts generally, or shall make a general assignment for the benefit of creditors;

or any proceeding shall be instituted by or against the Borrower seeking to adjudicate it a

bankrupt or insolvent, or seeking liquidation, winding up, reorganization, arrangement,

adjustment, custodianship, protection, relief, or composition of it or its debts under any

law relating to bankruptcy, insolvency or reorganization or relief of debtors, or seeking

the entry of an order for relief, or the appointment of a receiver, custodian, trustee, or

other similar official for it or for any substantial part of its property; or the Borrower shall

take any company action to authorize any of the actions set forth above in this subsection;

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and in the case of a proceeding of the type described in this paragraph commenced against the Borrower, that proceeding shall not be dismissed within 90 days or the Borrower shall consent to that proceeding;

(f) The Borrower shall fail to pay any material Debt (but excluding Debt evidenced by the Note) of the Borrower, or any interest or premium thereon, when due (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such failure shall continue after the applicable grace period, if any, specified in the agreement or instrument relating to such Debt; or any other default under any agreement or instrument relating to any such Debt, or any other event (other than an insured casualty), shall occur and shall continue after the applicable grace period, if any, specified in such agreement or instrument, if the effect of such default or event is to accelerate, or to permit the acceleration of, the maturity of such Debt; or any such Debt shall be declared to be due and payable, or required to be prepaid (other than by a regularly scheduled required prepayment), prior to the stated maturity thereof;

(g) The entry against the Borrower of a final judgment, decree or order for the payment of money in excess of $150,000.00 and the continuance of such judgment, decree or order unsatisfied for a period of 30 days without a stay of execution;

(h) Any Reportable Event (as defined in ERISA) shall have occurred with respect to a Plan and continue for 30 days; or any Plan shall have been terminated by the Borrower not in compliance with ERISA, or a trustee shall have been appointed by a court to administer any Plan, or the Pension Benefit Guaranty Corporation shall have instituted proceedings to terminate any Plan or to appoint a trustee to administer any Plan.

Section 6.2   Rights and Remedies. If any Event of Default shall occur and be continuing, the Bank may exercise any or all of the following rights and remedies:

(a)   Declare the Note, all interest thereon, and all other obligations under, or pursuant to, any Loan Document to be immediately due and payable, and upon such declaration such Note, interest and other obligations shall immediately be due and payable, without presentment, demand, protest or any notice of any kind, all of which are expressly waived;

(b)   Exercise any right or remedy under the Security Agreement, or any other right or remedy of a secured party under the Uniform Commercial Code as in effect in Minnesota;

(c)   Exercise any right or remedy under the Mortgage or any other right or remedy available to a mortgagee at law or in equity;

(d)   Exercise any other right or remedy available to the Bank at law or in equity.

ARTICLE VII.

MISCELLANEOUS

Section 7.1   No Waiver; Cumulative Remedies. No failure or delay on the part of the Bank in exercising any right or remedy under, or pursuant to, any Loan Document shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, remedy or power preclude other or further exercise thereof, or the exercise of any other right, remedy or power. The remedies in the Loan Documents are cumulative and are not exclusive of any remedies provided by law.

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Section 7.2   Amendments and Waivers. No amendment or waiver of any provision of any Loan Document shall be effective unless such amendment or waiver is in writing and is signed by the Bank (and, in the case of an amendment, by the Borrower), and such amendment or waiver shall be effective only in the specific instance and for the specific purpose for which it was given.

Section 7.3   Notices, Etc. All notices and other communications provided for hereunder shall be in writing (including facsimile or email communication) and mailed, faxed, emailed or delivered, if to the Borrower, at its address stated in the preamble hereof, Attention: H. William Willoughby; and if to the Bank, at its address stated in the preamble hereof, Attention: David Scott; or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed, faxed or emailed, be effective when deposited in the mails, addressed as provided above, or when faxed or emailed to the fax or email information most recently provided by one party to the other, except that notices to the Bank pursuant to the provisions of Article II shall not be effective until received by the Bank.

Section 7.4   Costs and Expenses. The Borrower agrees to pay on demand all costs and expenses of the Bank in connection with the preparation of the Loan Documents, including reasonable attorneys fees and legal expenses, as well as all costs and expenses of the Bank, including reasonable attorneys fees and expenses, in connection with the administration and enforcement of the Loan Documents (whether suit is commenced or not).

Section 7.5   Right of Set-off. Upon the occurrence and during the continuance of any Event of Default the Bank is hereby authorized at any time and from time to time, to the fullest extent permitted by law, to set off and apply any and all deposits (general or special, time or

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demand, provisional or final) at any time held and other indebtedness at any time owing by the

Bank to or for the credit or the account of the Borrower against any and all of the obligations of

the Borrower now or hereafter existing under any Loan Document, irrespective of whether or not

the Bank shall have made any demand under any Loan Document and although such obligations

may be unmatured. The Bank agrees promptly to notify the Borrower after any such set-off and

application, provided that the failure to give such notice shall not affect the validity of such set-

off and application. The rights of the Bank under this Section are in addition to other rights and

remedies (including, without limitation, other rights of set-off) that the Bank may have.

Section 7.6   Governing Law. All Loan Documents shall be governed by the laws of

the State of Minnesota. Any term used in this Agreement and not otherwise defined shall have

the definition given that term in the Uniform Commercial Code as in effect in the State of

Minnesota from time to time, and such definition automatically shall change on the effective date

of any amendment to the Uniform Commercial Code that changes such definition. If any term in

this Agreement shall be held to be illegal or unenforceable, the remaining portions of this

Agreement shall not be affected, and this Agreement shall be construed and enforced as if this

Agreement did not contain the term held to be illegal or unenforceable. The Borrower hereby

irrevocably submits to the jurisdiction of the Minnesota District Court, Fourth District, and the

Federal District Court, District of Minnesota, Fourth Division, over any action or proceeding

arising out of or relating to this Agreement and agrees that all claims in respect of such action or

proceeding may be heard and determined in any such court. *THE BORROWER WAIVES THE*

RIGHT TO A TRIAL BY JURY IN ANY ACTION BASED ON OR PERTAINING TO THIS

AGREEMENT OR ANY OF THE OTHER LOAN DOCUMENTS.

Section 7.7   Binding Effect; Assignment. All Loan Documents shall be binding upon and inure to the benefit of the Loan Parties and the Bank and their respective successors and assigns. The Borrower shall have no right to assign its rights or interest under any such agreement without the prior written consent of the Bank.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

CRI Hotel Income of Minnesota, LLC

By CRI Hotel Income Partners, L.P.
Its Member

By CRICO Hotel Associates I, L.P.
Its General Partner

By C.R.I., Inc.
Its General Partner

By
William B. Dockser
Its Chairman

Franklin National Bank of Minneapolis

By _____

Its _____ Loan Officer _____

EXHIBIT A

PROMISSORY NOTE

$3,500,000.00   Dated: December 17, 2010

For value received, CRI Hotel Income of Minnesota, LLC, a Delaware limited liability

company (the "Borrower") promises to pay to the order of Franklin National Bank of

Minneapolis (the "Bank"), at its offices in Minneapolis, Minnesota, in lawful money of the

United States of America, the principal amount of $3,500,000.00 in 36 consecutive monthly

installments of $27,350.22 each on the last day of each month in each year, commencing on

January 31, 2011 and ending on December 31, 2013; provided, however, that the last such

installment shall be in the amount necessary to repay in full the unpaid principal amount hereof;

together with interest on any and all principal amounts remaining unpaid hereon from the date of

this Note until said principal amounts are fully paid at a fixed annual rate equal to 7.0%. Each

payment shall be applied first to interest then due and then to principal.

This Note is the Note referred to in, and is entitled to the benefits of, the Term Loan

Agreement dated as of the date hereof (the "Loan Agreement") between the Borrower and the

Bank, which Loan Agreement, among other things, contains provisions for the acceleration of

the maturity of this Note upon the happening of certain stated events, for an increase to the

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interest rate upon the happening of certain stated events, and for prepayments of the principal amount due under this Note upon stated terms and conditions.

CRI Hotel Income of Minnesota, LLC

By CRI Hotel Income Partners, L.P.
Its Member

By CRICO Hotel Associates I, L.P.
Its General Partner

By C.R.I., Inc.
Its General Partner

By _____
H. William Willoughby
Its President

EXHIBIT B

FORM OF COMPLIANCE CERTIFICATE

I, the _____ of CRI Hotel Income of Minnesota, LLC (the

"Borrower"), hereby provide this Compliance Certificate in accordance with Section 5.1(d) of

the Term Loan Agreement (the "Agreement") dated as of December 17, 2010 between the

Borrower and Franklin National Bank of Minneapolis.

I certify that as of the date hereof:

(1)   Except as previously disclosed to the Bank in writing or as set forth in any
        attachment hereto, the representations and warranties of the Borrower contained
        in Article IV of the Agreement are correct in all material respects as though made
        on the date hereof.

(2)   No event has occurred and is continuing that constitutes an Event of Default
        under the Agreement or, to the Borrower's knowledge, would constitute an Event
        of Default but for the requirement that notice be given or time elapse or both.

(3)   The Borrower's State of formation is Delaware.

I further certify that as of _____, 20__:

(1)   The Cash Flow Coverage Ratio as defined in the Agreement was _____ to 1
        compared to a minimum in the Agreement of 1.25 to 1.

(2)   Equity distributions by the Borrower during the month ended this date were
        $_____ compared to the Excess Cash Flow of
        $_____ during that month.

Dated: _____   Title: _____